INVESTMENT COMPANY BOND

	HARTFORD FIRE INSURANCE COMPANY
	HARTFORD PLAZA, HARTFORD,CT 06115
	(Herein called UNDERWRITER)

Bond No. FI 0238086

DECLARATIONS

Item 1. Name of Insured (herein called INSURED(S)): YieldQuest Funds Trust;YieldQuest Core Equity Fund;YieldQuest Total Return Bond Fund; YieldQuest Tax Exempt Bond Fund

Principal Address:
c/o Gemini Fund Services, LLC
450 Wireless Boulevard
Hauppauge, NY 11788

Item 2. Bond Period: from 12:01 a.m. on October 26, 2006 (MONTH, DAY, YEAR) to 12:01 a.m. on October 26, 2007 (MONTH, DAY, YEAR)
Standard Time

Item 3. Limit of Liability: $750,000

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	**Limit of Liability**	**Deductible**
I.	Employee	$ 750,000	$ Not Covered
II.	Premises	$ 250,000	$ 1,000
III.	Transit	$ 250,000	$ 1,000
IV.	Forgery or Alteration	$ Not Covered	$ Not Covered
V.	Securities	$ Not Covered	$ Not Covered
VI.	Counterfeit Currency	$ Not Covered	$ Not Covered
VII.	Computer Systems Fraudulent Entry	$ 750,000	$ 2,500
VIII.	Voice Initiated Transaction	$ Not Covered	$ Not Covered
IX.	Telefacsimile Transfer Fraud	$ Not Covered	$ Not Covered
X.	Uncollectible Items of Deposit	$ 100,000	$ 2,500
XI.	Audit Expense	$ 100,000	$ 2,500
XII.	Stop Payment	$ 100,000	$ 2,500
XIII.	Unauthorized Signatures	$ Not Covered	$ Not Covered
	Optional Coverages:		
		$ Not Covered	$ Not Covered
		$ Not Covered	$ Not Covered
		$ Not Covered	$ Not Covered

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company".

Item 4. The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith:

F-6043-0

Item 5. The INSURED by the acceptance of this bond gives notice to the UNDERWRITER terminating or canceling prior bond(s) or policy(ies) No.(s) such termination or cancellation to be effective as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized representative.

Countersigned by ________________________

Signed, this 3rd day of November, 2006.

Cheryl J. Yorio, Authorized Representative

Form F-6000-0
Page 1 of 12

INVESTMENT COMPANY BOND

The UNDERWRITER, in consideration of the payment of premium, and in reliance upon all statements made and information furnished to the UNDERWRITER by the INSURED in applying for this bond, and subject to the DECLARATIONS, COVERAGES, GENERAL CONDITIONS, DEFINITIONS AND LIMITATIONS and other terms hereof, agrees to indemnify the INSURED for:

COVERAGES

I. EMPLOYEE

Loss to the INSURED directly resulting from "Larceny or Embezzlement" committed by any "Employee", acting alone or in collusion with others.

II. PREMISES

A. PROPERTY

Loss of "Property" directly resulting from robbery, burglary, larceny (common-law or statutory), mysterious disappearance, damage, destruction or removal from the possession, custody or control of the INSURED, while such "Property" is in the custody of or deposited within any office or premise.

B. OFFICE EQUIPMENT

Loss of, or damage to furnishings, fixtures, supplies, equipment, safes or vaults within any of the INSURED'S offices directly resulting from robbery, burglary or larceny (common law or statutory) of such offices, or attempt thereat. Loss resulting from damage to any office directly resulting from robbery, burglary or larceny (common law or statutory) of such office, or attempts thereat is also covered, provided that the INSURED is the owner of such offices, furnishings, fixtures, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, loss or damage through fire and all loss to electronic data processing equipment.

III. TRANSIT

Loss of "Property" directly resulting from robbery or larceny (common law or statutory), mysterious disappearance, damage to or destruction while the "Property" is in transit to any location:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the INSURED, or

c. in the custody of a "Transportation Company" while being transported in a conveyance which is not an armored motor vehicle provided, except, that covered "Property" transported in this manner is limited to the following:

1. written records,
2. securities issued in registered form or negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Transit Coverage begins upon the receipt of such "Property" by the natural person acting as a messenger or as a representative of an armored motor vehicle company or as a messenger or as a representative of the "Transportation Company" and ends upon delivery to the premises of the addressee or to any representative of the addressee.

IV. FORGERY OR ALTERATION

Loss to the INSURED directly resulting from:

a. "Forgery" or fraudulent material alteration of any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, money orders, orders upon public treasuries, letters of credit or receipts for the withdrawal of "Property", or

b. transferring, delivering or paying any funds or other "Property", or establishing any credit or giving any value in good faith, and in the ordinary course of business on written instructions or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other "Property", which instructions or applications purport to bear the handwritten signature of: (1) any "Customer" of the INSURED, or (2) any shareholder or subscriber to shares of an "Investment Company", or (3) any banking institution, stockbroker or "Employee" but which instructions or applications either bear a "Forgery" or a fraudulent material alteration without the knowledge and consent of such "Customer", shareholder, subscriber to shares, banking institution, stockbroker, or "Employee."

There is no coverage under this Forgery Or Alteration Coverage IV for any loss covered under Coverage V. OR IX. of this bond, whether or not Coverages V. or IX. are provided by this bond.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

Form F-6000-0 Page 2 of 12

INVESTMENT COMPANY BOND

V. SECURITIES

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, whether for its own account or for the account of others having:

a. acquired, accepted or received, sold, delivered, given value, extended credit, or assumed liability upon any original "Securities, documents or other written instruments" which:

   1. bear a "Forgery" or fraudulent material alteration,
   2. have been lost or stolen, or
   3. are "Counterfeit", or

b. guaranteed in writing or witnessed signatures upon transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations in connection with any "Securities, documents or other written instruments" which pass or purport to pass title to them.

Actual and continued physical possession of such "Securities, documents or other written instruments" by an "Employee", "Custodian", or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items and release or return of such items will be deemed to be an acknowledgement by the INSURED of not having relied on such items.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

VI. COUNTERFEIT CURRENCY

Loss directly resulting from the receipt by the INSURED, in good faith and in the ordinary course of business, of "Counterfeit" money orders, currencies or coin of any country.

VII. COMPUTER SYSTEMS FRAUDULENT ENTRY

Loss to the INSURED directly resulting from fraudulent entry of data into or the change of data elements or programs within the INSURED'S proprietary "Computer System" or a "Computer System" operated or used by the INSURED and stated in the application, if the fraudulent entry or change results in:

a. "Property" being transferred, paid or delivered,

b. an account of the INSURED, or of its "Customer", being added, deleted, debited, or credited, or

c. an unauthorized account or a fictitious account being debited or credited.

VIII. VOICE INITIATED TRANSACTION

Loss to the INSURED directly resulting from a "Voice Initiated Transaction" directed to the INSURED and authorizing the transfer of dividends or redemption proceeds of "Investment Company" shares from a "Customer's" account, provided such "Voice Initiated Transaction" was:

a. received at the INSURED'S offices by those "Employees" of the INSURED authorized to receive the "Voice Initiated Transaction", and

b. made by a person purporting to be a "Customer", and

c. made by such person for the purpose of causing the INSURED or "Customer" to suffer a loss or making an improper personal financial gain for such person or any other person, and

d. initiated pursuant to a preexisting written agreement between the "Customer" and the INSURED.

In order for coverage to apply under this Coverage, all "Voice Initiated Transactions" must be received and processed in good faith, and in the ordinary course of business in accordance with the Procedures established in the application.

IX. TELEFACSIMILE TRANSFER FRAUD

Loss to the INSURED directly resulting from the INSURED having, in good faith, and in the ordinary course of business, transferred or delivered Funds, certificated securities or uncertificated securities through a "Computer System" covered under the Computer Systems Fraudulent Entry Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction was received at the INSURED's offices by those "Employees" of the INSURED authorized to receive the Telefacsimile Device instruction and which:

(1) purports and reasonably appears to have originated from

   (a) a Client of the INSURED,
   (b) another office of the INSURED, or
   (c) another financial institution,

   but, was not originated by the Client or entity whose identification it bears and

Form F-6000-0 Page 3 of 12

INVESTMENT COMPANY BOND

(2) such instruction contains a valid test code which proves to have been used by a person who was not authorized to use it and,

(3) contains the name of a person authorized to initiate such transfer; and

if the transfer was in excess of the Telefacsimile Transfer Fraud Coverage Deductible stated in Item 3. of the Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.

For the purposes of this Coverage, Client means an entity or individual which has through a written agreement with the INSURED authorized the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to make such transfers, and with which the INSURED has established an instruction verification procedure. Funds means money on deposit in an account.

In addition to the Conditions and Limitations in the bond, the following provisions are applicable to the Telefacsimile Transfer Fraud Coverage:

Telefacsimile Device means a machine capable of sending or receiving an image of a document by electronic means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper.

This Coverage (Telefacsimile Transfer Fraud) does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Coverage and would be imposed on the INSURED without the existence of the contract.

Proof of loss for claim under this Coverage must include a copy of the document reproduced by the Telefacsimile Device.

X. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, crediting an account of a "Customer", shareholder or subscriber based on any "Items of Deposit" which prove to be uncollectible, if the crediting of said account causes:

a. redemptions or withdrawals of the account to be effected,

b. shares to be issued, or

c. payment of dividends,

from an account of an "Investment Company".

In order for coverage to apply under this Coverage, the INSURED must hold "Items of Deposit" for the minimum number of days stated in the application before permitting any redemptions or withdrawals of the account, issuing any shares or paying any dividends with respect to such "Items of Deposit".

"Items of Deposit" are deemed uncollectible when the INSURED'S standard collection procedures have been utilized and have failed to result in collection.

XI. AUDIT EXPENSE

Reasonable expense incurred by the INSURED for an audit or examination required by any governmental regulatory authority or self-regulatory organization and conducted by such authority, organization or their appointee because of the discovery of loss sustained by the INSURED and covered by this bond but only for the part of the audit or examination caused by said loss.

XII. STOP PAYMENT

Loss of any and all sums which the INSURED shall become obligated to pay by reason of the liability imposed upon the INSURED by law for damages:

(a) for having either complied with or failed to comply with any written notice of any "Customer" or any authorized representative of such "Customer" to stop payment of any check or draft made or drawn by such "Customer" or any authorized representative of such "Customer" or

(b) for having refused to pay any check or draft made or drawn by any "Customer" or any authorized representative of such "Customer".

XIII. UNAUTHORIZED SIGNATURES COVERAGE

Loss to the INSURED directly resulting from the INSURED having in good faith and in the ordinary course of business, accepted, paid or cashed any check, withdrawal order, draft, made or drawn on a "Customer's" account, which bears the signature or endorsement of one other than a person whose name and signature is on file with the INSURED as a signatory on such account. It shall be a condition precedent to the INSURED'S right of recovery under this Coverage that the INSURED have on file signatures of all persons who are signatories on such account.

Form F-6000-0 Page 4 of 12

INVESTMENT COMPANY BOND

GENERAL CONDITIONS

A. OTHER COMPANIES INSURED UNDER THIS BOND

If more than one corporation, or "Investment Company", or combination thereof is included herein as the INSURED:

(1) The total liability of the UNDERWRITER under this bond for loss or losses sustained by one or more or all INSUREDS under the Bond shall not exceed the limit for which the UNDERWRITER would be liable if all losses were sustained by only one of them.

(2) The first named INSURED shall be deemed to be the sole agent of all of the other INSUREDS hereunder for all purposes under this bond, including but not limited to giving or receiving any notice or proof required to be given herein and for the purpose of effecting or accepting amendments to or termination of this bond. The UNDERWRITER shall give each "Investment Company" a copy of this bond and any amendment hereto, a copy of each formal filing of claim by any other named INSURED and the terms of the settlement of each claim prior to the execution of such settlement.

(3) The UNDERWRITER bears no responsibility under this Bond for the proper application of any payment made to the first named INSURED.

(4) For the purposes of the bond, knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory "Employee" of any INSURED constitutes knowledge or discovery by all the INSUREDS.

(5) If the first named INSURED for any reason, ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first named INSURED for the purposes mentioned in (2) above.

B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS

While this bond is in force, if the INSURED, other than an "Investment Company", merges or consolidates with, or purchases or acquires assets or liabilities of another entity, the INSURED shall not have the coverage afforded under this bond for loss which:

a. has or will occur in offices or on premises acquired, or

b. has or will be caused by an "Employee" or "Employees" acquired, or

c. has or will arise out of the assets or liabilities acquired,

unless the INSURED:

i. gives the UNDERWRITER written notice of the proposed consolidation, merger, purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

ii. obtains the written consent of the UNDERWRITER to extend the coverage provided by this bond in whole or in part to such additional exposure, and

iii. upon obtaining such consent pays an additional premium to the UNDERWRITER.

C. CHANGE OF CONTROL – NOTICE TO UNDERWRITER

When the INSURED becomes aware of a change in control (other than in an "Investment Company"), as defined in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall, within thirty (30) days, give written notice to the UNDERWRITER setting forth:

(1) the names of the transferors and transferees (or if the voting securities are registered in another name the names of the beneficial owners),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the date of the transfer, and

(3) the total number of outstanding voting securities.

The failure to give the above required notice shall result in termination of coverage as to any loss involving a transferee, effective on the date of such change in control.

D. REPRESENTATIONS MADE BY INSURED

The INSURED represents to the UNDERWRITER that all information it has furnished either in the application for this bond or other documentation is complete, true and correct. Such application and other documentation constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance that materially affects the risk assumed by the UNDERWRITER under this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or related documentation, shall be grounds for rescission of this bond.

Form F-6000-0

Page 5 of 12

INVESTMENT COMPANY BOND

DEFINITIONS AND LIMITATIONS

I. DEFINITIONS

For the purpose of the Coverage provided by this bond:

A. "Computer Systems" means:

(1) computers, including related peripheral and storage components,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks

by which data is electronically assembled, transmitted, processed, stored, and retrieved.

B. "Counterfeit" means an imitation of an actual and valid original which is intended to deceive and be taken as the original.

C. "Custodian" means the institution designated by an "Investment Company" to have possession and control of its assets.

D. "Customer" means an individual, corporation, partnership, trust, or LLC which is a shareholder or subscriber of the INSURED.

E. "Employee" means:

(1) a corporate officer of the INSURED;

(2) a natural person while in the regular service of the INSURED at any of the INSURED'S offices and who is compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

(3) an attorney retained by the INSURED or an employee of such attorney while either is performing legal services for the INSURED;

(4) a person furnished by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises;

(5) an employee of an institution which has been merged or consolidated with the INSURED prior to the effective date of this bond;

(6) a student or intern pursuing studies or performing duties in any of the INSURED'S offices;

(7) each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as an electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the INSURED'S computer software or programs; or

b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED;

(8) a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of an officer or "Employee" of the INSURED or while acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to "Property" of the INSURED; or

(9) any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder record keeper, or an administrator, for an "Investment Company" while performing acts within the scope of the customary and usual duties of an officer or employee of an "Investment Company" or acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to "Property" of an "Investment Company".

The term "Employee", shall not include any partner, officer or employee of a transfer agent, shareholder record keeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an "Investment Company" or of the investment advisor or underwriter (distributor) of such "Investment Company"; or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Form F-6000-0

Page 6 of 12

INVESTMENT COMPANY BOND

This coverage provided by the bond does not afford coverage in favor of the employers of persons as set forth in (4) and (7) above, and in the event of any payment to the INSURED by the UNDERWRITER directly resulting from "Larceny or Embezzlement" committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of the INSURED'S rights and causes of action as they may have against such employers because of such acts shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all documents necessary to secure the rights provided for herein.

Each employer of persons as set forth in (3), (4) and (7) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purposes of this bond, excepting, however, the last paragraph of the Termination-Cancellation Section.

Independent contractors not specified in (3), (4) and (7) above, intermediaries, agents, brokers or other representatives of the same type shall not be considered "Employees".

F. "Forgery" means the signing of the name of another person or organization with the intent to deceive with or without authority, in any capacity, for any purpose but does not mean a signature which consists in whole or in part of one's own name.

G. "Investment Company" means an investment company registered under the Investment Company Act of 1940 and as shown under the NAME OF INSURED on the DECLARATIONS.

H. "Items of Deposit" means one or more checks or drafts drawn upon a financial institution in the United States of America.

I. "Larceny or Embezzlement" means "Larceny or Embezzlement" as set forth in Section 37 of the Investment Company Act of 1940.

J. "Property" means:

a. currency, coin, bank notes, or Federal Reserve notes (money), postage and revenue stamps, U.S. Savings Stamps, securities, including notes, stock, treasury stock, bonds, debentures, certificates of deposit;

b. certificates of interests or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, interests or instruments commonly known as securities under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing;

c. bills of exchange, acceptances, checks, drafts, withdrawal orders, money orders, travelers' checks, letters of credit, bills of lading, abstracts of title, insurance policies, deeds, mortgages of real estate and/or of chattels and interests therein, assignments of such mortgages and instruments, including books of accounts and written records used by the INSURED in the conduct of its business; and

d. electronic representation of the instruments enumerated above (but excluding all electronic data processing records) in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is liable therefor.

K. "Securities, documents or other written instruments" means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which by themselves represent an equitable interest, ownership, or debt and which are transferable in the ordinary course of business by delivery of such instruments with any necessary endorsements or assignments.

L. "Transportation Company" means any entity which provides its own or leased vehicles for transportation or provides freight forwarding or air express services.

M. "Voice Initiated Election" means any election related to dividend options available to an "Investment Company" shareholders or subscribers which is executed by voice over the telephone.

N. "Voice Initiated Redemption" means any redemption of shares issued by an "Investment Company" which is initiated by voice over the telephone.

O. "Voice Initiated Transaction(s)" means any "Voice Initiated Redemption" or "Voice Initiated Election".

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INVESTMENT COMPANY BOND

II. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL COVERAGES

This bond does not directly or indirectly cover:

(1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of all of the Coverages under this bond;

(2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit under the circumstances enumerated in Coverage III TRANSIT, provided that when such transit was undertaken there was no knowledge on the part of any person acting for the INSURED in undertaking such transit of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3) loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the INSURED who is not an "Employee", acting alone or in collusion with others;

(4) loss, which in whole or in part, results solely from any violation by the INSURED or by any "Employee" of any law, or rule, or regulation pertaining to any law regulating:

a. the issuance, purchase or sale of securities,

b. transactions on security or commodity exchanges or over-the-counter markets,

c. investment advisors, or

d. investment companies

unless such loss, in the absence of such laws, rules or regulations, would be covered under Coverages I. or IV.;

(5) loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any "Customer" of the INSURED;

(6) loss resulting from indirect or consequential loss of any nature;

(7) any damages other than compensatory damages (but not multiples thereof) for which the INSURED is legally liable, arising from a loss covered under this bond;

(8) loss resulting from the effects of nuclear fission, fusion, radioactivity, or chemical or biological contamination;

(9) loss resulting from the theft or misuse of confidential information, material or data except that this exclusion shall not apply to the transfer or payment of money;

(10) costs, fees and expenses incurred by the INSURED in proving the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to Coverage XI.;

(11) loss resulting from voice requests or instructions transmitted over the telephone, provided however, this EXCLUSION shall not apply to Coverage VIII. and Coverage IX.;

(12) loss sustained by one INSURED to the advantage of any other INSURED, or subsidiary or entity in which the INSURED, its majority shareholder, partner, or owner has a majority interest therein, provided that an INSURED, upon discovery of the loss, can cause the principal sum to be restored to the INSURED who suffered the loss.

B. SPECIFIC EXCLUSIONS – APPLICABLE TO ALL COVERAGES EXCEPT COVERAGE I.

This bond does not directly or indirectly cover:

(1) loss caused by an "Employee", provided, however, this EXCLUSION shall not apply to loss covered under Coverages II. or III. which results directly from misplacement, mysterious disappearance, or damage to or destruction of "Property";

(2) loss through the surrender of "Property" away from an office of the INSURED as a result of a threat:

a. to do bodily harm to any person, except loss of "Property" in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was undertaken there was no knowledge by the INSURED or any person acting as messenger of the INSURED of any such threat or

b. to do damage to the premises or "Property" of the INSURED;

(3) loss involving "Items of Deposit" which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to Coverage X.;

(4) loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

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INVESTMENT COMPANY BOND

(5) loss of "Property" while in the mail;

(6) loss of "Property" while in the custody of a "Transportation Company", provided however, that this EXCLUSION shall not apply to Coverage III.;

(7) loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other "Property" to the INSURED but this EXCLUSION shall not apply to loss of "Property" directly resulting from robbery, burglary, misplacement, mysterious disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C. EXCLUSIONS -APPLICABLE TO ALL COVERAGES EXCEPT COVERAGES I., IV., V.

This bond does not directly or indirectly cover:

(1) loss resulting from "Forgery" or any alteration;

(2) loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

(3) loss involving a "Counterfeit" provided, however, this EXCLUSION shall not apply to Coverage VI., X., and XIII.

III. DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory "Employee" of the INSURED during the Bond Period. Discovery of loss is deemed to occur at the earliest point that such individuals become aware of:

(1) facts which may subsequently result in a loss of a type covered by this bond, or

(2) an actual or potential claim in which it is alleged that the INSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred and even if the amount of actual or potential loss does not exceed the applicable Deductible or the exact amount or details of the loss are not known.

IV. NOTICE – PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(1) At the earliest practicable time, not to exceed thirty (30) days after discovery of the loss, the INSURED shall give the UNDERWRITER notice thereof.

(2) Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER a proof of loss, duly sworn to, with full particulars of the loss.

(3) Securities issued with a certificate or bond number shall be identified in a proof of loss by such numbers.

(4) Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

(5) This bond affords coverage only to the INSURED. No claim, suit, action, or legal proceedings shall be brought under this bond by anyone other than the INSURED.

V. LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY

Prior to the termination of this bond, it shall continue in force for the limit stated in the applicable section of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

(1) any one act of burglary, robbery or attempt thereat, in which no "Employee" is concerned or implicated, or

(2) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of "Property", or

(3) all acts, other than those specified in (1) above, of any one person, or

(4) any one casualty or event other than those specified in (1), (2), or (3) above,

shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses. The Limit of Liability shall not be cumulative in amounts from year to year or from period to period.

Form F-6000-0 Page 9 of 12

INVESTMENT COMPANY BOND

All acts, as specified in (3) above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

VI. DEDUCTIBLE

The UNDERWRITER shall not be liable under any Coverages under this bond because of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than any amounts recovered under any bond or policy of insurance issued by an insurance company and covering such loss, or recoveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the Deductible set forth in ITEM 3. of the DECLARATIONS, and then for such amounts that are in excess of the deductible, but in no event for more than the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS.

There is no Deductible applicable to any loss under Coverage I. sustained by any "Investment Company".

VII. ATTORNEYS' FEES AND COURT COSTS

The UNDERWRITER will indemnify the INSURED for reasonable attorneys' fees and court costs incurred and paid by the INSURED in the defense, whether or not successful, fully litigated on the merits or settled, of any suit or legal proceeding brought against the INSURED to enforce the INSURED'S liability or alleged liability because of any loss, claim or damage which, if established against the INSURED, would constitute a loss sustained by the INSURED and covered under the terms of this bond except that with respect to Coverage I. this Section shall only apply in the event that:

(1) an "Employee" acknowledges being guilty of "Larceny or Embezzlement",

(2) an "Employee" is adjudicated guilty of "Larceny or Embezzlement", or

(3) in the absence of (1) or (2) above, an arbitration panel decides, after a review of any agreed statement of facts between the UNDERWRITER and the INSURED, that an "Employee" would be found guilty of "Larceny or Embezzlement" if such "Employee" were prosecuted.

The INSURED shall at the earliest practicable time, not to exceed thirty (30) days after the discovery of any such claim, suit or legal proceeding, and at the request of the UNDERWRITER, furnish copies of all pleadings and relevant papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to control the defense of all or part of such suit or legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys chosen by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance required by the UNDERWRITER for such defense.

If the amount demanded in a suit or legal proceeding is greater than the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage, or if a Deductible is applicable, or both, the UNDERWRITER'S liability for attorneys' fees and court costs incurred in defending all or part of such suit or legal proceeding is limited to the proportion of such attorneys fees and court costs incurred that the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage bears to the total of the amount demanded in such suit or legal proceeding.

All amounts indemnified by the UNDERWRITER for attorneys' fees and court costs shall be in addition to the Limit of Liability stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement or judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond without the prior written consent of the UNDERWRITER and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

VIII. VALUATION OF PROPERTY

The value of any loss of "Property", other than books of account or other records used by the INSURED in the conduct of its business, shall be determined by the average market value of such "Property" on the business day immediately preceding discovery of such loss except that the value of any "Property" replaced by the INSURED with the consent of the UNDERWRITER prior to the settlement of any claim for such "Property", shall be the actual market value at the time of replacement.

Form F-6000-0 Page 10 of 12

INVESTMENT COMPANY BOND

In the event of a loss of interim certificates, warrants, rights or other securities, (as used herein, "options") which need to be presented to exercise the subscription, conversion, redemption or deposit privileges, their value shall be:

a. if such options have not expired, the average market value of such options on the business day immediately preceding the discovery of such loss, or the actual market value at the time of agreed replacement as provided in the preceding paragraph, or

b. if such options have expired at the time their loss is discovered, their market value immediately preceding their expiration, or

c. if no market price is quoted for such "Property" or for such options, the value shall be determined by agreement between the parties, or arbitration if the parties are unable to agree to the value.

The value of any loss of "Property" consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

IX. VALUATION OF PREMISES AND FURNISHINGS

In the event of loss or damage to any office of the INSURED or to the furnishings, fixtures, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its option, pay actual cash value or make replacement or repair. In the event the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

X. SECURITIES SETTLEMENT

In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole option, purchase replacement securities, tender the value of the securities in money, or issue its indemnity in order to allow the issuance of replacement securities.

Indemnity will be required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITERS. The amount of such indemnity from the INSURED shall be:

(1) for securities having a value of less than or equal to the applicable Deductible – one hundred percent (100%);

(2) for securities having a value greater than the Deductible but within the applicable Limit of Liability – the percentage that the Deductible bears to the value of the securities;

(3) for securities having a value greater than the applicable Limit of Liability – the percentage that the Deductible and the portion in excess of the applicable Limit of Liability bears to the value of the securities.

The value referred to in (1), (2), and (3) above is the value provided for in SECTION VIII. VALUATION OF "PROPERTY", regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so at its sole option.

The INSURED shall pay the applicable proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set for in (1), (2), and (3) above. No portion of the Limit of Liability shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

XI. SUBROGATION – ASSIGNMENT – RECOVERY

In the event of a payment under this bond by the UNDERWRITER, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On the request of the UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether realized by the UNDERWRITER or by the INSURED, shall be applied after deducting the expense of such recovery, first to the INSURED'S loss which would otherwise have been paid except that it exceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED'S claim and third, to the INSURED to the applicable Deductible. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be a recovery under this section.

Form F-6000-0 Page 11 of 12

INVESTMENT COMPANY BOND

XII. COOPERATION OF INSURED

At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER, the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination and copying, at its own expense all relevant records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and provide assistance to secure for the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

XIII. OTHER INSURANCE

Coverage under this bond shall apply excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED or a "Transportation Company" or other entity on whose premises the loss occurred or which employed the person who caused the loss or engaged the messenger conveying the "Property" which was the subject of the loss.

XIV. TERMINATION-CANCELLATION

If the bond is for a single INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party, and by the UNDERWRITER to all INSURED "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an "Investment Company", immediately upon the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger with another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any "Employee":

(1) at the time that any partner, director, trustee, or officer or supervisory "Employee" not acting in collusion with such "Employee", learns of any dishonest act committed by such "Employee" at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity or

(2) sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such "Employee".

XV. CHANGE OR MODIFICATION

No change in or modification of this bond shall be effective except by written rider to this bond issued by an Authorized Representative of the UNDERWRITER.

If this bond is for a single INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

Form F-6000-0 Page 12 of 12

RIDER

To be attached to and form part of Investment Company Bond, No. FI 0238086 in favor of YieldQuest Funds Trust

It is agreed that

A. **DEFINITIONS AND LIMITATIONS**, section XIV. TERMINATION - CANCELLATION is amended as follows:

1. The following is added to the first and second paragraph:

   a. If this bond has been in effect for more than sixty (60) days or, is a renewal of a bond the UNDERWRITER issued, the UNDERWRITER may cancel only for one or more of the following reasons:

      (1) Nonpayment of premium;

      (2) Conviction of a crime arising out of acts increasing the hazard insured against;

      (3) Discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim;

      (4) After issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond period;

      (5) Material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

      (5) The cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the UNDERWRITER would jeopardize the UNDERWRITER'S solvency or be hazardous to the interest of the UNDERWRITER'S policyholders, the UNDERWRITER'S creditors or the public;

      (7) A determination by the superintendent that the continuation of the bond would violate, or would place the UNDERWRITER in violation of, any provision of the New York State insurance laws.

      (8) Where the UNDERWRITER has reason to believe in good faith and with sufficient cause, that there is a possible risk or danger that the INSURED will destroy, or permit to be destroyed the insured property for the purpose of collecting the insurance proceeds. If the UNDERWRITER cancels, for this reason, the INSURED may make a written request to the Insurance Department of the State of New York, within ten days of receipt of this notice, to review the UNDERWRITERS cancellation decision. The UNDERWRITER will simultaneously send a copy of this cancellation notice to the Insurance Department of the State of New York.

   b. Notice of cancellation will be mailed or delivered to the INSURED at the address shown on the bond and to its authorized agent or broker.

2. If the UNDERWRITER elects not to replace a bond at the termination of the bond period, it shall notify the INSURED at least 60 but not more than 120 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. Such notice shall be mailed to the INSURED and its broker or agent.

3. If the UNDERWRITER elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the UNDERWRITER must mail written notice to the INSURED and its agent or broker at least 60 but not more than 120 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

NEW YORK STATUTORY RIDER
USE TO COMPLY WITH STATUTORY REQUIREMENTS.
REVISED TO MAY, 2003

Form F-6043-0 **Page 1 of 2**

4. The UNDERWRITER may elect to simply notify the INSURED that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the UNDERWRITER will inform the INSURED that a second notice will be sent at a later date specifying the UNDERWRITER'S exact intention. The UNDERWRITER shall inform the INSURED that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

B. This rider is effective as of the time the attached bond becomes effective.

Form F-6043-0 **Page 2 of 2**

SECRETARY’S CERTIFICATE

I, Emile R. Molineaux, being duly appointed Secretary of the meeting of the Board of Trustees of YieldQuest Funds Trust, duly certify and attest that, at a Board of Trustees meeting held on September 14, 2006, the following resolutions were adopted:

RESOLVED, that a fidelity bond with Hartford Fire Insurance Co. having aggregate coverage of $750,000 be, and it hereby is, approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Series of the Trust; and

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, authorized to file or cause to be filed the fidelity bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to do any and all acts, in the name of the Funds and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.

/s/ Emile R. Molineaux_______

Emile R. Molineaux

Secretary